Filed pursuant to Rule 433
Registration No. 333-165529

Final Term Sheet

Issuer:	Province of Ontario (the “Province”)

Existing Long-Term Issuer Ratings[1]:	S&P: A+; Moody’s: Aa2 (Neg); DBRS: AA (low)

Title:	1.95% Bonds due January 27, 2023

Aggregate Principal Amount:	C$750,000,000

Denominations:	C$5,000 and integral multiples of C$1,000 for amounts in excess of C$5,000

Trade Date:	January 22, 2016

Issue Date (Settlement Date):	January 29, 2016

Maturity Date:	January 27, 2023

Interest Payment Dates:	January 27 and July 27 of each year, commencing with a short first coupon payable on July 27, 2016. Interest will accrue from January 29, 2016.

Spread to Canada Bond:	+103 basis points

Benchmark Canada Bond:	CAN 2.75% due June 1, 2022

Canada Bond Spot/Yield:	C$111.04 / 0.952%

Yield to Maturity:	1.982% semi annual

Interest Rate:	1.95%, payable in two equal installments per year

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Public Offering Price:	99.792% plus accrued interest from January 29, 2016 if settlement occurs after that date

Day Count Convention:	Actual/365 Canadian Bond Method

Use of Proceeds:

The net proceeds of the Bonds will be paid into the Consolidated Revenue Fund of Ontario and will not be held in a segregated account. An amount equal to the net proceeds of the Bonds will be recorded in a designated account in the Province’s financial records. This designated account will be used to track the use of and allocation of funds to Eligible Projects (as defined below) by the Province in accordance with its usual government appropriation and spending processes.

So long as the Bonds are outstanding and the designated account has a positive balance, amounts will be deducted from the balance of the account as funds are allocated to Eligible Projects.

“Eligible Projects” means all projects funded by the Province that have environmental benefits, exclusive of fossil fuel and nuclear energy projects, as determined by the Province of Ontario.

Without limitation, Eligible Projects may include projects in the following sectors: (1) clean transportation; (2) energy efficiency and conservation; (3) clean energy and technology; (4) forestry, agriculture and land management; and (5) climate adaptation and resilience. Proceeds of the Bonds are expected to be used to fund some or all of such types of Eligible Projects.

Underwriters:

BMO Nesbitt Burns Inc.

HSBC Securities (Canada) Inc.

Merrill Lynch Canada Inc.

RBC Dominion Securities Inc.

The Toronto-Dominion Bank

CIBC World Markets Inc.

Desjardins Securities Inc.

Casgrain & Company Limited

National Bank Financial Inc.

Scotia Capital Inc.

Canaccord Genuity Corp.

Laurentian Bank Securities Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of May 13, 2010, and Preliminary Prospectus Supplement dated as of January 15, 2016

https://www.sec.gov/Archives/edgar/data/74615/000119312516430538/d117350d424b2.htm

CUSIP# / ISIN#:	68323ADL5 / CA 68323ADL58

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own adviser.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Nesbitt Burns Inc. by telephone at 1-866-864-7760; HSBC Securities (Canada) Inc. by telephone at 1-866-811-8049; Merrill Lynch Canada Inc. by telephone at 1-800-294-1322; RBC Dominion Securities Inc. by telephone at 1-866-375-6829; or The Toronto-Dominion Bank by telephone at 1-855-495-9846.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Member State, from the requirement to produce and publish a prospectus for offers of the Bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

Swiss Legend:	The prospectus dated as of May 13, 2010 and the preliminary prospectus supplement dated as of January 15, 2016 and this notice do not constitute a public offering prospectus. The prospectus dated as of May 13, 2010, the preliminary prospectus supplement dated as of January 15, 2016, this notice and any other offering or marketing material relating to the Bonds may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the Bonds by the public. “Public” shall have the meaning as per articles 652a and 1156 of the Swiss Code of Obligations.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.